SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                CYBERONICS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   23251P-10-2
                                 (CUSIP Number)

                                Kevin T. O'Malley
                       Vice President and General Counsel
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                               St. Paul, MN 55117
                            Telephone: (612) 483-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 3 pages


CUSIP No.       23251P-10-2

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    ST. JUDE MEDICAL, INC., 41-1276891


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

    (a) [ ]
    (b) [x]

3   SEC USE ONLY


4   SOURCE OF FUNDS (See instructions)

    WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MINNESOTA


                        7    SOLE VOTING POWER

                             2,181,818
      NUMBER OF
       SHARES           8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               0
        EACH
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                 2,181,818

                        10   SHARED DISPOSITIVE POWER

                             0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,181,818


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.6%


14  TYPE OF REPORTING PERSON (See instructions)

    CO


                                Page 2 of 3 pages


Item 4.  Purpose of Transaction


         On April 8, 1996 officers of St. Jude Medical, Inc. ("SJM") and Cyberonics, Inc. ("Cyberonics") signed an Agreement and Plan of Merger ("Merger Agreement") which in effect gave SJM the option, but not the obligation, to consummate an acquistion of Cyberonics by SJM ("the Merger"). The Merger Agreement provided that this option would effectively expire on October 19, 1996. On October 16, 1996, SJM decided not to complete the proposed Merger of Cyberonics.



Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 1996

                                      ST. JUDE MEDICAL, INC.


                                      By       /s/ Kevin T. O'Malley
                                          ------------------------------------
                                          Kevin T. O'Malley
                                          Vice President and General Counsel


                                Page 3 of 3 pages